Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-145845
November 5, 2007

iPath® MSCI India IndexSM ETN

New York, NY (November 5, 2007) – Subsequent to the announcement dated October 26, 2007 by Barclays Bank PLC (“Barclays”) with respect to the issuance, sale and lending of iPath® Exchange Traded Notes linked to the MSCI India IndexSM (“iPath India”), Barclays has received further clarification with respect to the announcement of the Securities and Exchange Board of India in relation to derivative instruments linked to Indian equity securities. Based on this clarification, Barclays announces that, with immediate effect, Barclays will resume sale of iPath India from inventory to the extent, but only to the extent, that such iPath notes, which were previously sold, have been redeemed by Barclays; and will resume lending activities from inventory with respect to iPath India to the extent, but only to the extent, that such iPath notes, which were previously lent out, have been returned to or acquired by Barclays. In all other respects, the suspension of issuance, sale and lending involving iPath India, as announced on October 26, 2007 remains in effect.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of investor return at maturity or on redemption, and as a result, investor may receive less than the principal amount of investment at maturity or upon redemption of Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors. There are restrictions on the minimum number of Securities that may be redeemed directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.